Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
CLOSURE OF REGISTER OF MEMBERS

NOTICE IS HEREBY GIVEN THAT the register of members of the Company will be closed from Thursday, 16 September 2010 to Tuesday, 21 September 2010, both days inclusive. The purpose of such closure of register is to enable the Company to determine the identity of the shareholders of the Company (the “Shareholders”) who are entitled to attend and vote at the upcoming extraordinary general meeting of the Company scheduled to be held on 21 September 2010 (the “EGM”) to approve, among other things, the following non-exempt connected transactions:

1.	Subscription of new shares under special mandate by Datang Telecom Technology & Industry Holdings Co., Ltd.; and

2.	Release of Datang Telecom Technology & Industry Holdings Co., Ltd. from lock-up restriction details of which are set out in the EGM circular despatched to the Shareholders on 6 September 2010.

During such period, no transfer of shares of the Company will be registered. In order to qualify for attending and voting at the EGM, all transfers, accompanied by the relevant certificates, must be lodged with the share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17 Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on 15 September 2010. The record date is 21 September 2010, being the day on which the identity of the Shareholders who are entitled to attend and vote at the EGM will be determined.

As at the date of this announcement, the Directors are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Dr. David N. K. Wang President, Chief Executive Officer, Executive Director

Shanghai, 1 September, 2010